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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli C. Edwards — 478-474-7004 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1870 Buford Highway Ste. 100	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SBG

SMITH, BROWN

AND GROOVER, INC.

WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2019

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A BROWN NOTARY PUBLIC STATE OF GEORGIA BIBB COUNTY EXPIRES APRIL 9, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Smith, Brown & Groover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2019, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation with Company's Computations (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL CPA Group, LLC

We have served as Smith, Brown & Groover, Inc.'s auditor since 2016.

Duluth, Georgia

February 26, 2020

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	
Cash	$ 379,027
Cash in segregated accounts	114,343
Cash - clearing service escrow deposit	52,232
Securities owned, at fair value	436,124
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $265,922	370,230
Finance right-of-use asset, less accumulated depreciation of $4,140	18,442
Prepaid expenses	34,783
Income tax refund receivable	14,037
Deferred tax asset	23,527
Commissions receivable	32,519
Note receivable from Stockholder	62,373
Employee advances	112,000
Fees receivable	170,000
Total assets	$ 1,819,637
LIABILITIES	
Payable to customers	$ 13,488
Accounts payable, accrued expenses and other liabilities	128,141
Payable to clearing broker	280
Finance lease liability	19,165
Contingent liability	270,000
Total liabilities	431,074
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 260 shares issued	26,000
Retained earnings	1,365,232
	1,391,232
Cost of 1 share of common stock held by the Company	(2,669)
Total stockholder's equity	1,388,563
Total liabilities and stockholder's equity	$ 1,819,637

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2019

REVENUES	
Revenue from sale of investment company shares	$ 2,328,944
Securities commissions	109,962
Investment advisory fees	862,417
Net trading income (loss)	7,613
Interest	2,309
Margin interest	2,005
Other revenue related to securities business	2,032
Gain on disposal of assets	-
Total revenues	3,315,282
EXPENSES	
Compensation and benefits	1,902,253
Occupancy and equipment costs	172,815
Exchange, clearance fees and expenses	160,071
Other	368,887
Regulatory fees and expenses	128,911
Communications	74,510
Losses in error account and loss contingency	458,751
Data processing costs	42,359
Total expenses	3,308,557
INCOME BEFORE INCOME TAX PROVISION	6,725
PROVISION FOR INCOME TAXES	
Deferred income tax benefit	(81,396)
Current income tax provision	81,803
	407
NET INCOME	$ 6,318

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2019

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2019	260	$ 26,000	$1,358,914	$ (2,669)	$ 1,382,245
Net income			6,318		6,318
Balances at December 31, 2019	260	$ 26,000	$1,365,232	$ (2,669)	$ 1,388,563

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,318
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	84,933
(Increase) decrease in:	
Securities owned, net	(28,432)
Prepaid expenses and income taxes	(5,915)
Income tax refunds receivable	29,105
Commissions receivable	16,077
Fees receivable	(60,000)
Deferred tax benefit	(23,527)
Employee advances	3,000
Increase (decrease) in:	
Payable to customers	13,488
Payable to clearing broker	(4,166)
Income taxes payable	(55,793)
Accounts payable and other liabilities	5,352
Contigent liabilty	270,000
Deferred tax liability	(57,869)
Net cash provided by operating activities	192,571
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and leasehold improvements	(5,000)
Loan with shareholder, net	(44,840)
Net cash used by investing activities	(49,840)
CASH FLOWS FROM FINANCING ACTIVITIES	
Reduction of finance lease liability	(3,417)
Net cash used by investing activities	(3,417)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2019

NET INCREASE IN CASH	$ 139,314
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning	406,288
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, ending	$ 545,602
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 902
Income taxes paid	$ 87,270
Non-cash investing and financing activities - obtaining a right-of-use asset in exchange for a lease liability	$ 22,582

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area. The subsidiary, SBG Transportation, LLC, is wholly-owned by Smith, Brown & Groover, Inc. and was formed December 8, 2017, to provide travel services to Smith, Brown & Groover, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include the accounts of Smith, Brown & Groover, Inc. and its wholly-owned subsidiary, SBG Transportation, LLC. The consolidated entities are referred to as the "Company" throughout these notes. All significant inter-company transactions have been eliminated.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures*. As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $84,933.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to the clearing broker represents clearing and administrative fees due to the clearing broker in excess of commissions receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and cash segregated and held in escrow under SEC rules. Money market funds held in the investment account are treated as investments.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $52,489 for the year ended December 31, 2019.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment, the basis of marketable securities, and the deductibility of loss contingencies and capital losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which requires lessees to record most leases on their statement of financial condition but recognize the expenses on their statement of income in a manner similar to current accounting guidance "Leases (Topic 840)". ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term and is effective for reporting periods beginning January 1, 2019.

The Company adopted ASU 2016-02 as of January 1, 2019, and this adoption did not have a material impact on the Company's financial condition, results of operations or cash flows. The Company elected the package of practical expedients and not to reassess prior conclusions on whether contracts are or contain a lease, lease classification, and initial direct costs. In addition, the Company adopted the lessee practical expedient to combine lease and non-lease components for all asset classes.

The Company made a policy election to not recognize right-of-use assets or lease liabilities for short term leases of all asset classes and recognizes short term leases on a straight-line basis over the lease term. The Company did not elect the practical expedient to use hindsight when determining lease term.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2019, cash of $75,000 is segregated in a reserve account.

As of December 31, 2019, cash of $39,343 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's assets measured on a recurring basis as of December 31, 2019:

	Fair Value	Level 1
Money market funds	$ 436,124	436,124

Total marketable securities at cost were $436,124 during the year ended December 31, 2019. There were no Level 2 or 3 inputs as of December 31, 2019. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	122,659
Leasehold improvements		56,197
Airplane		283,000
Automobiles		174,296
		636,152
Less accumulated depreciation		(265,922)
	$	370,230

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2019, the Company had net capital, as defined by Rule 15c3-1 of $574,449, which is $324,449 above its required net capital of $250,000. The Company's net capital ratio was .75 to 1.

7. SHORT-TERM LOANS

The Company has a $400,000 line of credit with Cadence Bank, with interest accrued on the outstanding balance at the prime rate. The line is renewable annually in August and is guaranteed by the stockholder. At December 31, 2019, there was no debt outstanding.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $36,928.

9. RELATED PARTY TRANSACTIONS

Lease

The Company leases office and storage space from the stockholder. Rent is $11,500 per month for a term of one year beginning January 1, 2019, and ending on December 31, 2019. The lease can be terminated by either party with a 30 day notice. Total rent paid under the lease was $138,000 for the year ended December 31, 2019.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The components of the provision for income taxes at December 31, 2019 is as follows:

Current expense:		
Federal	$	64,414
State		17,389
		81,803
Deferred expense (benefit):		
Federal		(62,895)
State		(18,501)
		(81,396)
Total income tax provision	$	407

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(76,039)
Deferred tax assets		99,566
Net deferred tax asset	$	23,527

10. INCOME TAXES (continued)

The deferred tax asset (liability) results from the timing differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The primary sources of these differences are between the tax and book basis of depreciable property which generates a deferred tax liability and capital losses and a loss contingency not currently deductible. The Company has a capital loss carryforward generated in 2018 of $115,316 of which, $101 was used in 2019. The balance of $115,215 if unused, will expire in 2023. It is more likely than not that capital gains will be generated and the benefit from the losses will be realized. Therefore, and no valuation allowance is necessary.

The Company's provision for 2019 income taxes differs from applying the statutory U. S. income tax rate to income before income taxes. The primary differences result from a provision for state income taxes, realized losses on investments that are deductible only to the extent of realized capital gains, federal tax depreciation deduction that is less than book depreciation expense, and a loss contingency that is not deductible for federal tax until realized. Income tax expense computed from applying federal statutory rates to pretax income is $1,701.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. LEASES

The Company has elected not to apply the recognition requirements of Topic 842 to short-term leases and has no operating leases with a term greater than 12 months.

The Company entered into a five-year finance lease for a new copier in March of 2019. The present value of $22,582 for the lease is recognized as finance right-of-use asset with a related finance lease liability in the consolidated statement of financial condition. The asset is presented net of $4,140 accumulated depreciation and depreciation of $4,140 is included in depreciation expense for the year ended December 31, 2019.

11. LEASES (continued)

Future payments due under the finance lease as of December 31, 2019, are as follows:

2020	$	5,157
2021		5,157
2022		5,157
2023		5,157
2024		860
		21,488
Less effects of discounting		(2,323)
Lease liability recognized	$	19,165

As of December 31, 2019, the weighted average remaining lease term is 4.17 years and the weighted average discount rate is 5.5%. The discount rate used is the incremental borrowing rate since there was no access to the rate implicit in the lease.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). Balances on deposit in excess of FDIC insurance were $468,366 as of December 31, 2019. Cash held in brokerage accounts is fully protected by the Securities Investor Protection Corporation.

The Company derived 9% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 62% of its total revenue from the sale of annuities during the year ended December 31, 2019. The Company received 88% of its commissions from annuity sales from four issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

14. CONTINGENT LIABILITY

The Company is a respondent to two cases brought to FINRA's Office of Dispute Resolution. Both have just begun the discovery phase of the case and are not expected to be arbitrated until late 2020. The Company intends to vigorously defend itself against the complaints. However, the Company determined that based on certain facts of each case and historic arbitrated cases within FINRA's Office of Dispute Resolution that a contingent liability in the amount of $270,000 should be recognized as of December 31, 2019. The estimate is based on historic trends and estimated outcomes of similar cases. The results of the arbitration could vary significantly from the estimated amount.

15. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2020, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2019, and our report thereon dated February 26, 2020, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

Duluth, Georgia

February 26, 2020

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2019

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 496,417
Stockholder's compensation	486,067
Clerical salaries	731,132
Insurance - employee benefits	86,615
Payroll taxes	63,294
Profit sharing plan expense	38,728
	1,902,253
OCCUPANCY AND EQUIPMENT COST	
Rent	138,000
Building insurance	2,351
Utilities	29,842
Equipment rental	2,622
	172,815
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,336
Clearing broker administrative fees	49,696
Clearance fees	108,039
	160,071
OTHER	
Automobile expense	9,820
Contributions	350
Dues and subscriptions	2,497
Depreciation	84,933
Interest	902
Repairs and maintenance	16,039
Office miscellaneous	19,550
Meals and entertainment	4,800
Conference and travel	50,009
Consulting	179,665
Dues, fees and assessments	322
	368,887

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2019

REGULATORY FEES AND EXPENSES	
Professional fees	$ 42,500
Insurance - errors and ommissions	14,000
Insurance and bond - required	4,002
Taxes, licenses, and fees	68,409
	128,911
COMMUNICATIONS	
Office supplies	9,748
Telephone	3,383
Postage	8,890
Advertising and marketing	52,489
	74,510
LOSSES IN ERROR ACCOUNT AND LOSS CONTINGENCY	
Errors and omissions	458,751
DATA PROCESSING COSTS	
Computer software service and maintenance fees	42,359
	$ 3,308,557

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	1,388,563
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		1,388,563
Add:		
Other (deductions) or allowable credits		-
Total capital		1,388,563
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		388,672
Employee loans, uncollateralized		174,373
Prepaid expenses		34,783
Income tax refund claim		14,037
Deferred tax asset		23,527
Commissions and fees receivable		170,000
Total deductions and/or charges		805,392
Net capital before haircuts on securities positions		583,171
Haircuts on securities:		
Trading and investment securities		
Other securities		8,722
Total haircuts on securities		8,722
Net capital	$	574,449

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	28,740
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	324,449
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	274,449
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		431,074
Total aggregate indebtedness	$	431,074
Percentage of aggregate indebtedness to net capital		75%

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	13,488
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	13,488
105% of total credits over total debits	$	14,162
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	14,162

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2019

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 798,517
Increase in nonallowable assets from closing adjustments	(24,091)
Net increase (decrease) in income and equity from closing adjustments	(199,977)
	(224,068)
Net capital per audited Schedule I	$ 574,449

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Smith, Brown & Groover, Inc. and the SIPC, solely to assist you and SIPC in evaluating Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019 . Smith, Brown & Groover, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (audited trial balance) supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, Georgia
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13079 FINRA DEC
SMITH BROWN & GROOVER INC
4001 VINEVILLE AVE
MACON, GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOLLI C EDWARDS

2. A. General Assessment (item 2e from page 2) $1,220

B. Less payment made with SIPC-6 filed (exclude interest) (512)

07/30/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 708

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $708

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $708
Total (must be same as F above)

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of FEBRUARY, 20 20.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,315,282

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,333,012

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 108,03[illegible]

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 7,61[illegible]

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 52,489

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $802

Enter the greater of line (i) or (ii) 802

Total deductions 2,501,955

2d. SIPC Net Operating Revenues $813,3[illegible]7

2e. General Assessment @ .0015 $1,220

(to page 1, line 2.A.)

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
1870 Buford Highway, Ste. 100
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2019; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2019; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

AGL CPA Group, LLC

Duluth, Georgia
February 26, 2020

SMITH, BROWN AND GROOVER, INC.
WEALTH MANAGEMENT

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2019;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
12/31/2019

4901 Vineville Ave. Macon, GA 31210 | ph. 478-474-7004 | f. 478-474-8114 | www.smithbrownandgroover.com

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